Exhibit 99.1

AirNet Has Regained Compliance with Nasdaq’s Minimum Market Value Requirement

BEIJING, February 19, 2021 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it received a notification letter (the “Notification Letter on Compliance”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) dated February 18, 2021, indicating that the Company has regained compliance with the minimum market value requirement set forth in Rule 5550(b)(2) of the Nasdaq Listing Rules (the “Minimum Market Value Requirement”).

As previously announced, the Company received a notification letter from Nasdaq (the “Deficiency Letter”) on September 16, 2020, indicating that the Company failed to comply with Rule 5550(b) of the Nasdaq Listing Rules, which requires a minimum US$2.5 million stockholders’ equity, or US$35 million market value of listed securities, or US$500,000 of net income from continuing operations. The Deficiency Letter also noted that the Company has 45 calendar days, or until November 2, 2020, to submit a plan to Nasdaq to regain compliance with Rule 5550(b) of the Nasdaq Listing Rules.

The Company submitted a plan (“Compliance Plan”) to Nasdaq in November 2020. After reviewing the Compliance Plan, Nasdaq granted the Company an extension to regain compliance. Under the terms of the extension, the Company must, on or before March 15, 2021, complete the actions undertaken by the Company in the Compliance Plan and evidence compliance with Rule 5550(b) of the Nasdaq Listing Rules.

According to the Notification Letter on Compliance, the staff of Nasdaq has determined that for the last ten consecutive business days, being from February 3 through February 17, 2021, the Company’s market value of listed securities has been US$35 million or greater, and the Company has regained compliance with the Minimum Market Value Requirement, and the matter is now closed.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com